UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64020 / March 3, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14282

In the Matter of	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**
IndyMac Bancorp, Inc.,	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against IndyMac Bancorp, Inc. ("IndyMac" or "Respondent").

II.

In anticipation of the institution of these proceedings, IndyMac has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, IndyMac consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds:

     1.   IndyMac (CIK No. 773468) is a Delaware corporation located in Pasadena, California with a class of securities deemed registered with the Commission

under Exchange Act Section 12(g). As of December 1, 2010, the common stock of IndyMac (symbol "IDMCQ") was quoted on the Pink Sheets. The Respondent filed a Chapter 7 bankruptcy proceeding on July 31, 2008, which was still pending as of December 31, 2010.

2.   IndyMac has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder while its securities were registered with the Commission in that it has not filed any periodic reports for any fiscal period subsequent to the period ended March 31, 2008.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, that registration of each class of IndyMac's securities deemed registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant Section 12(j) of the Securities Act of 1934 ("Order"), on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Nicholas S. Chung, Esq.
Los Angeles Regional Office
Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036

Mr. Alfred H. Siegel
Bankruptcy Trustee for IndyMac Bancorp, Inc.
c/o Matthew C. Heyn, Esq.
Klee, Tuchin, Bogdanoff & Stern LLP
1999 Avenue of the Stars, 39th Floor
Los Angeles, CA 90067

Matthew C. Heyn, Esq.
Klee, Tuchin, Bogdanoff & Stern LLP
1999 Avenue of the Stars, 39th Floor
Los Angeles, CA 90067
(Counsel for Alfred H. Siegel)